Exhibit 99.3

AIM DELISTING – FREQUENTLY ASKED QUESTIONS:

•	Existing holders of ADRs do not need to take any action as a result of this announcement
•	Questions from individual shareholders should be addressed to the Shareholder services helpline operated by GW’s registrars, Capita, on +44 (0) 371 664 0321
•	Brokers seeking further information should contact our Depositary bank, Citibank, by email at dcc.adr@citi.com
•	Further information can be found within the investors section of the GW website at: ir.gwpharm.com

I already hold GW’s American Depositary Receipts “ADRs” – Am I affected by the AIM Delisting?

GW’s NASDAQ listed ADRs will continue to trade as normal. In theory, AIM Delisting should lead to enhanced liquidity on the NASDAQ market as all trading volume will be transacted via NASDAQ. Existing holders of GW’s NASDAQ listed ADRs do not need to take any action in response to this letter.

How does the price of GW’s NASDAQ listed ADRs compare to the AIM Ordinary share price?

GW Pharmaceuticals currently maintains a listing of its ADR on the NASDAQ Stock Market. An ADR is a financial instrument that represents twelve of GW’s Ordinary Shares. The price of an ADR is expressed in US dollars, and is linked to the value of the twelve Ordinary Shares that it represents. In practice, as 94% of trading in GW’s Ordinary Shares occurs through ADRs on NASDAQ, the share price tends to be driven by supply and demand on the NASDAQ market. The AIM share tends to track the NASDAQ ADR price very closely.

At any time the price of our Ordinary Shares and our NASDAQ listed ADRs can be compared by dividing the ADR price by twelve and then dividing by the current US dollar exchange rate to calculate the equivalent sterling denominated price per Ordinary Share.

As illustrated below, the price of an ADR (converted into a sterling price per ordinary share equivalent) and an AIM quoted Ordinary Share have historically tracked each other very closely:

Illustration of relationship between ADR price and AIM Ordinary Share price

Once you have converted your ordinary shares into ADRs, your investment will be US dollar denominated. This means that when valued in pounds sterling, its value will fluctuate on a day-to-day basis in line with movements in £:$ exchange rate. In fact, this already happens with the AIM share price.

Once the AIM Delisting takes effect, there will no longer be a published price for an individual Ordinary Share. It will, however, always be possible to calculate the value of an individual Ordinary Share in sterling by taking the NASDAQ ADR market price, dividing by twelve and dividing by the dollar to sterling exchange rate.

Also, after Delisting, the price of a single GW Ordinary Share price will no longer be published in UK newspapers or online. However, the NASDAQ share price is always available via GW’s website at www.gwpharm.com or otherwise, can be easily found online through a broad range of financial websites.

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Do I need to sell my AIM quoted Ordinary Shares or must I convert them into GW’s NASDAQ listed ADRs?

Shareholders who own GW’s Ordinary Shares now have three options:

–	You can convert your Ordinary Shares into GW Pharmaceuticals ADRs tradeable on the NASDAQ

The process for converting your Ordinary Shares is set out in the following pages. If your investment is currently managed by a broker, your broker will be able to manage the conversion process for you in accordance with the process set out on Appendix A.

Those Shareholders who own shares in certificated form can also convert to ADRs by following the process set out in the attached Appendix B.

–	You can choose to continue to hold your Ordinary Shares

GW’s Ordinary shares will continue to be a valid equity interest in GW Pharmaceuticals plc with full retained voting rights, rights to future dividends, etc. The only change is that the shares will no longer be publicly tradeable on AIM.

–	You can choose to sell your AIM listed Ordinary Shares via AIM prior to the AIM Delisting and, if you wish maintain an equity interest in GW, you could choose to reinvest in GW by buying NASDAQ listed ADRs (NASDAQ Ticker: GWPH).

Can I continue to hold GW’s Ordinary Shares after the AIM Delisting?

Should you wish to do so, it will be possible to continue to hold GW’s Ordinary Shares after the AIM Delisting. However, these shares will be illiquid and untradeable on a public market. A public sale will require you to go through the conversion process into ADRs via our depositary bank, and any future sale will need to be via a broker with US share trading capability. Note that conversion into ADRs after the AIM Delisting may incur UK stamp duty or stamp duty reserve tax (currently 1.5% of the market value of the shares converted) and fees of up to 5 cents per ADR may be levied by Citibank upon conversion.

The timescale for conversion of an Ordinary Share via a broker into ADR form should typically take 4-5 days, although the timescale will be dependent upon prompt action by your broker.

How do I buy and sell GW’s NASDAQ listed ADRs?

The majority of brokers have the capability to hold US exchange-listed securities and are capable of buying and selling them for you. There is a small annual holding cost, currently US $0.02 per ADR per annum levied by our depositary bank1 (currently equating to less than 0.1% of the value of each ADR), and brokers may also charge a small annual fee for holding a US security on your behalf.

Should you wish to add to your holding, you should be able to purchase further ADRs via your broker. You will simply need to instruct your broker to purchase GWPH ADRs (NASDAQ Ticker: GWPH).

If you wish to continue to hold your investment directly, without engaging the services of a broker, there is a scheme operated by Computershare (our depositary bank’s transfer agent and registrar) whereby your ADRs will be held electronically on the register by Computershare on your behalf. See further details attached on Appendix B.

Will AIM Delisting affect my rights as a Shareholder?

As a company incorporated in England and Wales, GW Pharmaceuticals plc will continue to be subject to the requirements of the Companies Act 2006. For so long as the UK Panel on Takeovers and Mergers determines that the Company has its place of central management and control in the United Kingdom, the Company will continue to be subject to the UK City Code on Takeovers and Mergers.

Following the AIM Delisting, the Company will no longer be subject to the AIM Rules for Companies. However, the Company will continue to comply with all regulatory requirements for the NASDAQ listing of its ADRs, including all applicable rules and regulations of the US Securities and Exchange Commission.

Shareholders who continue to hold Ordinary shares will continue to be notified in writing of the availability of key documents on our website, including publication of Annual Reports and Annual General Meeting documentation. ADR holders will be able to access all such information via the GW website.

Ordinary shareholders and ADR holders will both be eligible to receive future dividends.

1	The annual holding fee is subject to change upon agreement between GW and the depositary.

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I currently hold my Ordinary Shares in the form of a paper certificate– how does this affect me?

For those shareholders, who currently hold their shares in paper certificated form, AIM Delisting will have little immediate effect. Shares in paper certificate form are not currently immediately tradeable as in order to sell them they need to be deposited with a broker and “dematerialised” so that they are held in electronic form in CREST. Only when they have been converted into electronic form by a broker can they then be traded.

If you choose to retain your Ordinary Shares in certificated form you will need to follow a very similar process in future in order to convert into ADR form via a broker when you wish to sell them. The key difference is that your broker would need to contact GW’s depositary bank (Citibank, via the process set out on Appendix A to this letter) in order for your Ordinary Shares to be converted into ADRs and credited to the account held by your broker. Upon receiving instructions to do so, your broker would then sell your ADRs via NASDAQ and would remit the proceeds to your personal account.

I want to convert to ADRs but do not want to engage a broker at this time – how do I do this?

Should you wish to retain a direct investment in GW, without retaining the services of a broker to hold your investment, you can elect to deal direct with Citibank to convert your Ordinary Shares to ADRs. These will then be held in Direct Registered Shares (“DRS”) form, in your name via a facility operated by Computershare on behalf of Citibank. You will then be able to initiate sales or further ADR purchases by directly contacting Computershare.

See Appendix B attached to this letter for further details.

My broker currently holds my GW Ordinary Shares within a CREST nominee account – how will this affect my shareholding?

Most UK brokers have the capability of holding and trading NASDAQ-listed securities. Hence, in order that you continue to hold a readily tradeable form of security you should contact your broker and request that your broker converts your GW Ordinary Shares into ADRs by following the process set out on Appendix A to this letter. Essentially your broker will contact Citibank (GW’s depositary bank), to provide certain details by email and will then transmit your Ordinary Shares electronically to Citibank’s CREST account.

Is there a cost to convert and hold my GW investment in the form of ADRs?

There will be no cost of converting GW Ordinary Shares to ADRs, prior to the date of AIM Delisting. Thereafter, conversion fees may be charged at the discretion of Citibank.

An annual holding fee, currently US $0.02 per ADR2, is levied by the depositary bank in August. This is typically paid and charged to your account by your by your broker on an annual basis.

How will this affect the tax treatment of GW’s AIM quoted Ordinary Shares?

GW cannot and does not provide any form of taxation advice to Shareholders and therefore Shareholders are strongly advised to seek their own taxation advice to confirm the consequences for them of continuing to hold GW’s unlisted Ordinary Shares or converting Ordinary Shares admitted to AIM into ADR form.

Based on historic correspondence with HMRC, the Company’s understanding is as follows (but it should be noted that the Company has not taken steps to confirm the current position with HMRC and therefore the following should not be relied upon by Shareholders without taking further advice):

–	Following AIM Delisting, Ordinary Shares should continue to be accepted by HMRC as qualifying as unlisted/ unquoted securities for the purposes of certain specific UK tax rules (notably, the UK inheritance tax business property relief rules). Therefore, those Shareholders who elect to continue to hold GW’s unlisted Ordinary Shares should continue to be regarded as holding unlisted/unquoted securities under those same rules.
–	Those Shareholders who elect to convert to NASDAQ listed ADRs should similarly still be regarded as holding unlisted/unquoted securities for the purposes of the same specific UK tax rules as are referred to above. Each ADR is a financial instrument which represents twelve Ordinary Shares held in trust on behalf of the ADR holder. As the ADR holder retains similar rights to a direct holder of Ordinary Shares (rights to vote, rights to dividend, etc.), the Company understands that the listing of ADRs on NASDAQ and AIM Delisting should not cause the Ordinary Shares to be treated by HMRC as listed/quoted securities ceasing to qualify for relief under the specific UK tax rules referred to above (in particular, under the UK inheritance tax business property relief rules).

2	The annual holding fee is subject to change upon agreement between GW and the depositary.

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I originally invested under the Enterprise Investment Scheme “EIS” scheme – how does this affect the EIS qualifying status of my investment?

As above, Shareholders should seek their own taxation advice. However, the Company’s understanding (again, based on historic correspondence with HMRC) is that conversion from Ordinary Shares to ADRs should not as a general matter be classified as a disposal event for UK tax purposes and listing ADRs on NASDAQ or the AIM Delisting are not of themselves likely to affect the EIS position of current Shareholders.

I currently hold my shares in an ISA – can I continue to do so?

Although the AIM Delisting does not directly impact on the ability of a UK shareholder to retain their holding of Ordinary Shares, we understand that some UK ISA operators, particularly those that involve an on-line share trading account, insist that the shares held in the ISA must be publicly quoted and may only allow trading in UK companies via low cost on-line trading facilities.

Please ask your ISA provider to confirm whether they will allow you to continue to hold your GW Ordinary Shares or whether they are able to convert and hold GW’s NASDAQ listed ADRs on your behalf.

I currently hold my shares in a self-Invested personal pension “SIPP” – can I continue to do so?

Although the AIM Delisting does not impact on the ability of a UK shareholder to retain their holding of Ordinary Shares, we understand that some SIPP scheme administrators, particularly those that involve an online share trading account, insist that the shares held in an individual’s SIPP must be publicly quoted and sometimes only allow trading in UK companies on-line. Please ask your SIPP provider to confirm whether they will allow you to continue to hold your GW Ordinary Shares or whether they are able to convert your shareholding into ADRs and continue to hold GW’s ADRs on your behalf.

I have further questions that are not dealt with sufficiently here – where can I find further information?

–	If you hold shares via a broker, please discuss with your broker in the first instance.
–	Further Frequently Asked Questions are available on GW’s website at www.gwpharm.com
–	GW has set up a shareholder helpline operated by GW’s Registrar, Capita, to facilitate answers to further questions from Shareholders. Please telephone +44 (0) 371 664 0321 for further advice about the Ordinary Share to ADR conversion process.

I have lost my original Ordinary Share certificate – how do I get another one in order to progress conversion to ADRs:

–	Replacement share certificates are available from GW’s registrar, Capita.
–	Please contact Capita on +44 (0)371 664 0321 or email shareholderservices@Capitaregistrars.com.
–	Capita will be able to provide you with a replacement share certificate, although a fee of £100 will be levied by Capita for this replacement document service. Certain proof of ownership/identification will be required prior to issuance of replacement certificates.

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